Filed by Conoco Inc.
                                   Pursuant to Rule 425
                                   under the Securities
                                   Act of 1933

                                   Subject Company: Conoco Inc.
                                   Commission File No.: 001-14521

                                   Subject Company: Phillips Petroleum Company
                                   Commision File No.: 001-00720


Set forth below is the reminder letter that was sent to Conoco stockholders on February 26, 2002 regarding the importance of their vote and relating to the proposed Conoco/Phillips merger.


                                  CONOCO INC.
                         600 North Dairy Ashford Road
                             Houston, Texas 77079


                                                             February 26, 2002


Dear Fellow Stockholder:

We have previously sent to you proxy material for the Special Meeting of Stockholders of Conoco Inc. to be held on March 12, 2002. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE PROPOSED MERGER OF EQUALS WITH PHILLIPS PETROLEUM COMPANY.

Since approval of the merger requires the affirmative vote of holders of a majority of the outstanding shares, YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU MAY OWN. Whether or not you have already done so, please sign, date and return the enclosed proxy card today.

Very truly yours,




Archie W. Dunham
Chairman and Chief Executive Officer



            If you have any questions, or need assistance in voting
                your shares, please call our proxy solicitor,

                          INNISFREE M&A INCORPORATED
                         TOLL-FREE, AT 1-877-750-9499.

                                IMPORTANT NOTE:
               IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER,
          YOU MAY BE ABLE TO VOTE BY TELEPHONE, OR VIA THE INTERNET.
            PLEASE CALL INNISFREE AT 1-877-750-9499 FOR ASSISTANCE.




                                    * * *


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ADDITIONAL INFORMATION

On February 7, 2002, in connection with the proposed Conoco/Phillips merger, Conoco, Phillips and ConocoPhillips (formerly CorvettePorsche Corp.) filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus was sent on February 8, 2002, to stockholders of Conoco and Phillips seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com

Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001, and filed with the SEC on August 3, 2001. Additional information is set forth in the definitive joint proxy statement/prospectus.